 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Bevevino, Daniel J. (Last) (First) (Middle) 1010 Murry Ridge Lane (Street) Murrysville, PA 15668 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Respironics RESP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/28/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President and CFO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/28/2003		M		1809	A	$18.4688	20621	D
Common Stock	01/28/2003		S		1809	D	$31.33	18812	D
Common Stock	01/28/2003		M		3191	A	$18.4688	22003	D
Common Stock	01/28/2003		S		3191	D	$31.33	18812	D
Common Stock	01/28/2003		M		725	A	$24.625	19537	D
Common Stock	01/28/2003		S		725	D	$31.33	18812	D
Common Stock	01/28/2003		M		8000	A	$8.4375	26812	D
Common Stock	01/28/2003		S		8000	D	$31.33	18812	D
Common Stock	01/28/2003		M		2700	A	$12.1563	21512	D
Common Stock	01/28/2003		F		1045	D	$31.39	20467	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option	$18.4688	01/28/2003		M		1809		08/18/2001	08/18/2010	Common Stock	11239	$18.4688		D
Stock Option	$18.4688	01/28/2003		M		3191		08/18/2001	08/18/2010	Common Stock	8761	$18.4688		D
Stock Option	$24.625	01/28/2003		M		725		11/19/1998	11/19/2007	Common Stock	2900	$24.625		D
Stock Option	$8.4375	01/28/2003		M		8000		10/12/2000	10/12/2009	Common Stock	16000	$8.4375		D
Stock Option	$12.1563	01/28/2003		M		2700		08/21/1999	08/21/2008	Common Stock	10800	$12.1563		D
Explanation of Responses:

The nature of this filing is to reflect (1) same day sale exercise and (2) the exercise of stock options through the utilization of the stock swap method.
By:	Date:
/s/ Dorita A. Pishko; Attorney-in-fact	01/29/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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